		UNITED STATES			OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION				OMB Number: 3235-0058
		Washington, D.C. 20549			Expires: March 31, 2006
Estimated average burden
		FORM 12b-25			hours per response	2.50
SEC FILE NUMBER: 000-17232
	NOTIFICATION OF LATE FILING				CUSIP NUMBER: 303039 200

(Check One):	Form 10-K	Form 20-F	Form 11-K	X Form 10-Q	___Form 10-D Form N-SAR

____Form N-CSR

For Period Ended: March 31, 2008

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: NORTHWEST CHARIOTS INCORPORATED

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 240, 222 BASELINE ROAD, SUITE 209

City, State and Zip Code: SHERWOOD PARK, AB, T8H 1S8 CANADA

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or

portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-QSB for the fiscal period ended March 31, 2008 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report. The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report. As a result, the Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to May 15, 2008.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

W. SCOTT LAWLER	951	676-4900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

X Yes

__ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report a net loss of $27,942 for the year ended March 31, 2008 compared to a net loss of $15,195 for the quarter ended March 31, 2007. Our net loss for the first quarter of 2008 increased over the loss for the first quarter of 2007 primarily because of an increase in marketing expenses from $0 in 2007 to $9,605 in 2008 and office and administration expenses of $6,993 in 2008 compared to $2,905 in 2007. Our increased expenses were partially offset by $2,400 in net revenues, compared to $0 net revenues from the same period during the prior year.

     NORTHWEST CHARIOTS INCORPORATED (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008

By: /s/ Douglas Dewar

Name & Title: Douglas Dewar, President/Chief Executive Officer, principal executive officer

Date: May 15, 2008

By: /s/ Robert Doolan

Name & Title: Robert Doolan, Chief Financial Officer, principal financial officer & principal accounting officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.